Exhibit 12.1

Pioneer Energy Services Corp.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratio data)

	Year ended December 31,
	2016	2015	2014	2013	2012
Earnings
Income (loss) before income taxes	$(139,123)	$(192,719)	$(49,322)	$(55,778)	$46,386
Plus: Fixed charges	28,014	28,324	72,524	51,118	49,023
Less: Capitalized interest	(241)	(3,016)	(705)	(943)	(10,184)
Total	$(111,350)	$(167,411)	$22,497	$(5,603)	$85,225

Fixed Charges
Interest expense	$24,198	$19,571	$36,730	$46,239	$35,049
Loss on extinguishment of debt	299	2,186	31,221	—	—
Capitalized interest	241	3,016	705	943	10,184
Amortization of debt financing costs	1,776	1,691	2,098	2,126	2,114
Estimate of interest component of rental expense	1,500	1,860	1,770	1,810	1,676
Total	$28,014	$28,324	$72,524	$51,118	$49,023

Ratio of Earnings to Fixed Charges	NA(4)	NA(3)	NA(2)	NA(1)	1.7	x

(1) For the year ended December 31, 2013, income was insufficient to cover fixed charges by $56,721,000.
(2) For the year ended December 31, 2014, income was insufficient to cover fixed charges by $50,027,000.
(3) For the year ended December 31, 2015, income was insufficient to cover fixed charges by $195,735,000.
(4) For the year ended December 31, 2016, income was insufficient to cover fixed charges by $139,364,000.